EXHIBIT 4.2
Serapis N° 2015-0155
FI N° 85.424

Northern Powergrid Network Investment - A

Guarantee and Indemnity Agreement

between

European Investment Bank

and

Northern Powergrid Holdings Company

This Guarantee and Indemnity Agreement (this "Guarantee") is made as a deed on by: Anita Furstenberg, Director and Joanna Kalisz, Legal Counsel

European Investment Bank having its Head Office at 100, boulevard Konrad Adenauer, Luxembourg‑Kirchberg, Grand Duchy of Luxembourg, represented by hereinafter called: "the Bank"

of the first part, and

Northern Powergrid Holdings Company (Co. No. 03476201), a private unlimited company incorporated in England and having its registered office at Lloyds Court, 78 Grey Street, Newcastle upon Tyne, NE1 6AF, represented by John France, Regulation Director hereinafter called: "the Guarantor"

of the second part.

WHEREAS:

(A)
By an agreement (hereinafter called the "Finance Contract") dated on or about the date hereof and made between the Bank and Northern Powergrid (Northeast) Limited (the "Borrower"), the Bank has agreed to establish in favour of the Borrower a credit in an amount of GBP 120,000,000 (one hundred and twenty million pounds sterling);

(B)
The obligations of the Bank under the Finance Contract are conditional upon the prior execution and delivery of security for the performance by the Borrower of its obligations under the Finance Contract. The execution and delivery by the Guarantor of this Guarantee is being made in satisfaction of such condition;

(C)
Execution of this Guarantee by the Guarantor has been duly authorised by a resolution of its Board of Directors (Annex I) and it has been duly certified in the form set out in Annex II that the issue of this Guarantee is within the corporate powers of the Guarantor and will materially benefit the Guarantor; and

(D)	In this Guarantee:

(a)	references to Articles, Recitals, Schedules and Annexes are, save if explicitly stipulated otherwise, references respectively to articles of, and recitals, schedules and annexes to, this Guarantee;

(b)	unless the context otherwise requires, words denoting the singular include the plural and vice versa;

(c)
a reference (i) to an amendment or to an agreement being amended includes a supplement, variation, assignment, novation, restatement or re-enactment, and (ii) to an agreement shall be construed as a reference to such agreement as it may be amended, supplemented or restated from time to time;

(d)	the headings are inserted for convenience of reference only and shall not affect the interpretation of this Guarantee;

(e)
any reference to "law" means any law (including, any common or customary law) and any treaty, constitution, statute, legislation, decree, normative act, rule, regulation, judgement, order, writ, injunction, determination, award or other legislative or administrative measure or judicial or arbitral decision in any jurisdiction which has the force of law;

(f)	any reference to a provision of law, is a reference to that provision as from time to time amended or re-enacted;

(g)
a reference to a "person" includes any person, natural or juridical entity, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) or two or more of the foregoing and references to a "person" include its successors in title, permitted transferees and permitted assigns;

(h)	a Default is "continuing" if it has not been remedied or waived in writing by the Bank; and

(i)	"including" and "include" shall be deemed to be followed by "without limitation" where not so followed.

NOW THEREFORE it is hereby agreed as follows:

ARTICLE 1
Finance Contract

1.01
The Guarantor acknowledges notice of the provisions of the Finance Contract, an original of which has been delivered to it, and confirms its acceptance of the provisions thereof. Unless otherwise defined herein, capitalised terms used herein and defined in the Finance Contract shall have the same meaning where used herein and in addition:

"Excluded Subsidiary" means any Subsidiary of the Guarantor (other than (a) the Borrower; (b) Northern Powergrid (Yorkshire) plc; or (c) any Subsidiary of the Borrower or Northern Powergrid (Yorkshire) plc) which satisfies each of the following conditions:

(a)
it is either a single purpose company whose principal assets and business are constituted by the ownership, acquisition, development, design, engineering, procurement, construction, servicing, management and/or operation of an asset or it is a member of the Gas Sub-Group;

(b)
none of its indebtedness is subject to any recourse whatsoever to any member of the Guarantor Group (other than (i) such Subsidiary or another Excluded Subsidiary; or (ii) in respect of the shares (including any ancillary rights, such as dividends) held by any member of the Guarantor Group in such Excluded Subsidiary); and

(c)
until otherwise notified by the Guarantor to the Bank in writing, it has been designated as such by the Guarantor by written notice delivered to the Bank with a copy of (i) the then current corporate structure chart of the Gas Sub-Group in which the relevant Subsidiary is identified (if applicable) and (ii) the most recently available audited financial statements of the relevant Subsidiary (which shall include details of net debt of such Subsidiary) and a confirmation from the Guarantor that there has been no material adverse change since the date of such financial statements.

"Gas Sub-Group" means Northern Powergrid Gas Limited and any of its Subsidiaries.

"Gas Sub-Group Equity Subscription" means, in relation to each member of the Gas Sub-Group, the aggregate amount paid up after the date of this Guarantee by all Non-Gas Entities by way of subscription for share capital in such member of the Gas Sub-Group.

"Guaranteed Sum" has the meaning given to it in Article 2.01.

"Liabilities" and "Liability" have the meaning given to them in Article 2.01.
"Non-Gas Entity" means any member of the Guarantor Group that is not a member of the Gas Sub-Group.

"Project Finance Borrowings" means any future indebtedness incurred to finance or refinance the ownership, acquisition, development, design, engineering, procurement, construction, servicing, management and/or operation of an asset or assets by a member of the Guarantor Group which is an Excluded Subsidiary.

ARTICLE 2
Guarantee

2.01
In consideration of the credit established by the Bank under the Finance Contract, the Guarantor hereby irrevocably and unconditionally guarantees to the Bank the due and punctual payment and performance of all present and future obligations and liabilities of the Borrower (whether solely or jointly with one or more persons and whether as principal or as surety or in some other capacity) to the Bank under the Finance Contract (collectively, the "Liabilities", and each, a "Liability") and the payment of all Guaranteed Sums in accordance with the Finance Contract. The Guarantor undertakes that, if the Borrower should fail to pay any Guaranteed Sum to the Bank in accordance with the Finance Contract, whether upon the normal due date, upon acceleration or otherwise, the Guarantor shall unconditionally pay the sum in question to the Bank on demand as if the Guarantor were the principal obligor, in the currency specified in the Finance Contract and to the account specified in the demand.

For the purposes of this Guarantee, a "Guaranteed Sum" means any and all principal, interest, commission, liquidated damages, charge, indemnity, expense or other sum which may from time to time become due by the Borrower to the Bank under or pursuant to the Finance Contract and any other sum due from time to time by the Borrower in connection with any advance or credit extended or to be extended pursuant to the Finance Contract (in each case, whether actual or contingent, whether owed jointly or severally and whether owed as principal or surety or in any other capacity and references to the Guaranteed Sum includes references to any part of it).

The Guarantor further agrees and undertakes to pay interest to the Bank at the rate and on the terms specified in Article 3.02 (Interest on overdue sums) of the Finance Contract for payment of overdue sums on all sums demanded under this Guarantee (before and after any judgement) from the date of the Bank's demand until the date of receipt of such sum by the Bank, provided that there shall be no double counting with the Finance Contract.

2.02
The obligations of the Guarantor hereunder are those of a primary obligor and not merely those of a surety. Neither the obligations of the Guarantor under this Guarantee nor the rights, powers or remedies conferred upon the Bank in this Guarantee or by law shall be impaired, discharged or otherwise affected by reason of:

(a)	any illegality, invalidity, ineffectiveness or unenforceability in or of the terms of the Finance Contract or of any other security for the Liabilities;

(b)	any disability, incapacity or lack of power, authority or legal personality or change in status or constitution of the Borrower, the Bank or any other person;

(c)
any winding-up, dissolution, administration, re-organisation, liquidation, insolvency or other similar procedure in respect of the Borrower or any other person or any change in the status, function, control or ownership of the Borrower or of any other person or the claiming, proving for, accepting or transferring any payment in respect of the Guaranteed Sum in any winding-up, dissolution, administration, re-organisation, liquidation, insolvency or composition of the Borrower or any other person or abstaining from so claiming, proving for, accepting or transferring;

(d)
any time or other indulgence agreed or granted by the Bank or any arrangement entered into or composition accepted by the Bank, varying the rights of the Bank under the Finance Contract or any security arrangement;

(e)	any release of the Borrower or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(f)	any forbearance or delay on the part of the Bank in asserting any of its rights against the Borrower under the Finance Contract;

(g)
any other guarantee or Security Interest which the Bank now has or may hereafter acquire with respect to the Borrower's or any other person’s obligations under the Finance Contract or any related agreement;

(h)
any amendment to, or any variation, waiver, assignment, novation, supplement, extension, restatement, replacement or release of (in each case, however fundamental and whether or not more onerous), the Finance Contract or any other document or security (including, without limitation, any change in the purpose, time, manner or place of payment, any extension of or any increase in any facility or the addition of any new facility under the Finance Contract or other document or security), the Guaranteed Sums or the Liabilities or any of them or any Security Interest (or of any person thereunder) held by the Bank in respect thereof;

(i)
the taking, acceptance, variation, compromise, exchange or renewal of any Security Interest or any total or partial failure to take or perfect any security proposed to be taken in respect of any Guaranteed Sums or Liabilities or any total or partial failure to realise the value of, or any surrender, release, discharge, exchange or substitution of, any Security Interest held by the Bank in respect of any Guaranteed Sum or Liabilities or any non-presentation or non-observance of any formality or other requirement in respect of any instrument; or

(j)
any other act, event, omission or circumstance, which, but for this Article 2.02, might otherwise discharge, impair or otherwise affect any of the obligations of the Guarantor contained in this Guarantee or any of the rights, powers or remedies conferred upon the Bank by this Guarantee or by law, it being the intent of the Guarantor that its liability to the Bank under this Guarantee shall be absolute and unconditional under any and all circumstances and shall not be discharged except by payment in full of the Guaranteed Sums and the satisfaction of the Liabilities.

The payment or performance of any of the Liabilities or Guaranteed Sums shall continue to be effective or be reinstated, as the case may be, if at any time any payment or performance of the Liabilities or the Guaranteed Sums is rescinded or must otherwise be returned by the Bank upon the insolvency, bankruptcy or reorganization of the Borrower or of the Guarantor or otherwise, all as though such payment or performance had not been made.

2.03
It is the intent of this Guarantee that the Bank be fully indemnified for the complete payment and performance of the Liabilities and the Guaranteed Sums. As an independent, continuing and primary obligation additional to and separate from those set out in Articles 2.01 and 2.02, and without prejudice to the validity or enforceability of those obligations, the Guarantor unconditionally and irrevocably undertakes (as a primary obligor and not merely as surety) that, if any Guaranteed Sum should not be recoverable from the Guarantor under Article 2.01 for whatsoever reason (including as a result of the Finance Contract or any of the Guaranteed Sums being or becoming void, voidable, unenforceable or ineffective as against the Borrower for any reason whatsoever), and whether or not the reason may have been known to the Bank or any other person at any material time, the Guarantor shall, upon first written demand by the Bank, and as if the Guarantor were a sole and independent obligor, fully indemnify, compensate and hold harmless the Bank by way of a full indemnity for all costs, losses, damages, expenses, claims or liabilities resulting from: (a) the failure of the Borrower to duly and punctually make payment of any Guaranteed Sum in the amount and currency provided for by or pursuant to the Finance Contract, whether upon the normal due date, upon acceleration or otherwise; (b) any Liability being or becoming void, voidable, unenforceable or ineffective as against the Borrower for any reason whatsoever, whether or not known to the Bank, the amount of such loss being the amount which the Bank would have been entitled to recover from the Borrower but for such Liability being or becoming void, voidable, unenforceable or ineffective as against the Borrower; or (c) any act or omission of the Bank in connection with the enforcement of its rights or remedies against the Borrower or the Guarantor.

2.04
This Guarantee is a continuing security and the obligations of the Guarantor under this Guarantee shall constitute and be continuing obligations notwithstanding any settlement of account or other matter or thing whatsoever, and shall endure until all Guaranteed Sums have been fully paid or discharged and shall not be released or discharged by any intermediate payment or settlement of the Guaranteed Sums or of any of them or by any intermediate satisfaction of all or any of the obligations of the Borrower in relation to any of the Liabilities. This Guarantee shall continue in full force and effect until final payment in full of all amounts owing by the Borrower in respect of the Liabilities and total satisfaction of all the Borrower's actual and contingent obligations in relation to the Liabilities. No payment or discharge which may be avoided under any enactment relating to insolvency, bankruptcy, voluntary or involuntary dissolution, winding up, merger or amalgamation of the Borrower, the Guarantor or any other person, no payment or discharge made or given which is subsequently avoided and no release, return, cancellation or discharge of this Guarantee given or made or any other agreement reached between the Bank and the Guarantor on the faith of any payment or discharge aforesaid shall constitute discharge of the Guarantor under this Guarantee or prejudice or affect the Bank's right to recover from the Guarantor to the full extent of this Guarantee, and any such discharge, release, return, cancellation or agreement shall be deemed always to have been void. This is a guarantee of payment not a deficiency guarantee. The originals of this Guarantee which are in the possession of the Bank shall remain the property of the Bank after any release, cancellation or discharge of this Guarantee.

2.05
Any money received, recovered or realised in connection with this Guarantee (including the proceeds of any conversion of currency) may be placed by the Bank in its discretion to the credit of a suspense account, with a view to preserving the right of the Bank to prove for the whole of the claims against the Borrower or may be applied by the Bank in or towards satisfaction of such of the Guaranteed Sums as the Bank in its absolute discretion may from time to time determine; provided, however, that if any such money, being freely disposable by the Bank, is not applied towards satisfaction of the Guaranteed Sums for which payment of the money was made hereunder, the Guarantor's responsibility in respect of the Guaranteed Sums shall be discharged to the extent of such payment.

2.06
The Guarantor agrees that until all the Guaranteed Sums have been irrevocably fully paid or discharged and so long as the Borrower is under any actual or contingent obligations in respect of the Liabilities, the Guarantor shall:

(a)
not exercise any rights which it may at any time have by reason of performance by it of its obligations under this Guarantee or by reason of any amount being payable, or liability arising, under this Guarantee to:

(i)	be indemnified by the Borrower or to receive any collateral from the Borrower; and/or

(ii)	claim any contribution from any other guarantor of any of the Liabilities or Guaranteed Sums; and/or

(iii)
take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Bank in respect of any of the Liabilities or Guaranteed Sums or of any other security taken by the Bank pursuant to, or in connection with, any of the Liabilities or Guaranteed Sums; and/or

(iv)
bring any legal or other proceedings for an order requiring the Borrower to make any payment, or perform any obligation, in respect of which the Guarantor has given a guarantee, undertaking or indemnity pursuant to this Guarantee; and/or

(v)	exercise any right of set-off against the Borrower; and/or

(vi)	claim or prove as a creditor of the Borrower in competition with the Bank;

(b)	not seek to enforce any obligation owed to it by the Borrower which arises by virtue of the discharge by the Guarantor of its obligations hereunder;

(c)
pay to the Bank all dividends or distributions, in bankruptcy, insolvency, receivership, liquidation, winding up or otherwise received by it from or for the account of the Borrower in respect of any obligation referred to in paragraph (b) above; the Bank shall apply such sums to reduce the outstanding Guaranteed Sums in such sequence as it may decide;

(d)	have no right of subrogation to the rights of the Bank under the Finance Contract or any related security arrangement;

(e)
comply with the terms of and do all that is necessary to maintain in full force and effect all authorisations, approvals, licences and consents required in or by the laws and regulations of England and Wales to enable the Guarantor lawfully to enter into and perform its obligations under this Guarantee and to ensure the legality, validity, enforceability and admissibility in evidence in England of this Guarantee;

(f)	not take any action which would cause any of the representations made in Article 7 below to be untrue at any time during the continuation of this Guarantee; and

(g)
notify the Bank of the occurrence of any event which results in or may reasonably be expected to result in any of the representations made in Article 7 below being untrue when made or when deemed to be repeated.

2.07
If the Guarantor receives any benefit, payment or distribution in relation to any of the rights set out in Article 2.06(a)(i) to (vi), the Guarantor shall hold on trust for the Bank that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Bank by the Borrower and/or the Guarantor under or in connection with the Finance Contract and/or this Guarantee to be repaid in full and shall promptly pay or transfer the same to the Bank as the Bank may direct.

2.08
The Guarantor acknowledges: (i) that it has entered into this Guarantee on the basis of its own assessment of the Borrower and any security provided, and (ii) that it has not been induced to enter into this Guarantee by any representation made by the Bank. The Bank is not obliged to report to the Guarantor on the financial position of the Borrower or of any other guarantor or on any security provided. The Bank shall have no liability for granting or disbursing the Loan, for cancelling or suspending, or not cancelling or suspending the Credit or for demanding or not demanding prepayment under the Finance Contract.

2.09	The obligations of the Guarantor contained in this Guarantee shall be in addition to, independent of and in no way prejudiced by any other security or any other guarantee that the Bank holds or may at any time hold in relation to any of the Liabilities or the Guaranteed Sums.

2.10
The Bank may set off any matured obligation due from the Guarantor under this Guarantee against any obligation (whether or not matured) owed by the Bank to the Guarantor regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Bank may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off. If either obligation is unliquidated or unascertained, the Bank may set off in an amount estimated by it in good faith to be the amount of that obligation.

ARTICLE 3
Enforcement of Guarantee

3.01	A certificate of the Bank as to any default by the Borrower in the payment of any Guaranteed Sum shall be conclusive against the Guarantor save in the event of a proven error.

3.02	The Guarantor undertakes to pay all sums due hereunder in full, free of set‑off or counterclaim. This Guarantee may be enforced by the Bank upon provision of a statement of the reason for the demand.

3.03	The Bank shall not be obliged before exercising any of the rights, powers or remedies conferred upon it in respect of the Guarantor by this Guarantee or by law to:

(a)	take any action or obtain judgement in any court against the Borrower;

(b)	make demand of the Borrower;

(c)	make or file any claim or proof in a winding-up or dissolution of the Borrower;

(d)	enforce or seek to enforce any security taken in respect of any of the obligations of the Borrower in respect of the Guaranteed Sums or Liabilities; or

(e)	have recourse to any other guarantee,

and the Guarantor waives any right it may have of first requiring the Bank (or any trustee or agent on its behalf) to proceed against or enforce or exhaust any other rights or security or claim payment from any person before claiming from the Guarantor under this Guarantee. This waiver applies irrespective of any law or any provision of the Finance Contract to the contrary.

3.04
Where the Bank makes any demand hereunder, the Guarantor may pay to the Bank all outstanding Guaranteed Sums, including sums arising under Article 3.02 (Interest on overdue sums) of the Finance Contract, in settlement of its obligations hereunder. If the Guarantor makes such payment, the Bank shall, upon the request and at the expense of the Guarantor, assign to the Guarantor the Bank's rights under the Finance Contract and under any security therefor.

ARTICLE 4
Information

4.01	The Guarantor shall deliver to the Bank:

(a)	as soon as they become available but in any event within 150 days after the end of each of its financial years, its audited consolidated financial statements for that financial year;

(b)
as soon as they become available but in any event within 90 days after each Calculation Date, its consolidated management accounts showing its financial performance for the financial year-to-date on such Calculation Date; and

(c)	from time to time such further information as the Bank may reasonably require as to such Guarantor's financial situation.

The Guarantor shall inform the Bank without delay of any material change in its constitutional documents.

ARTICLE 5
Amendment to the Finance Contract

5.01
Subject to Article 5.02, the Bank may agree to any amendment to the Finance Contract which does not increase the amounts payable by the Borrower thereunder. The Bank shall notify the Guarantor of each such amendment.

5.02	The Bank may grant the Borrower, in respect of the due date of payment of any Guaranteed Sum, an extension of time of up to three months. Any such extension of time shall be notified to the Guarantor.

5.03
The Bank may not amend or vary the terms of the Finance Contract save as provided in Articles 5.01 or 5.02 or with the prior written consent of the Guarantor, which consent shall not be unreasonably withheld or delayed.

ARTICLE 6
Guarantor undertakings

6.01	The Guarantor:

shall not, without the Bank’s prior written consent, (i) declare, make or pay, or pay interest on any unpaid amount of, any dividend, charge, fee or other distribution (whether in cash or kind) on or in respect of its shares or share capital (or any class of its share capital) or (ii) repay or distribute any share premium account or redeem, repurchase, retire or repay any of its share capital; in each case, unless each of the following conditions is met:

(i)	all payments then due under the Finance Contract have been made;

(ii)	no Default or Compulsory Prepayment Event has occurred and is continuing unremedied or unwaived; and

(iii)	the Guarantor’s ratio of Guarantor Consolidated Senior Total Net Debt to Aggregate RAV does not exceed 0.75:1.

6.02
The Guarantor shall not, and shall ensure that no Subsidiary of the Guarantor will, incur any Financial Indebtedness, except for Guarantor Permitted Financial Indebtedness, unless the following conditions are satisfied:

(a)	all payments then due under the Finance Contract and this Guarantee have been made;

(b)	no Default or Compulsory Prepayment Event has occurred and is continuing unremedied or unwaived;

(c)	the Guarantor’s ratio of Guarantor Consolidated Senior Total Net Debt to Aggregate RAV does not exceed 0.75:1; and

(d)	the Guarantor Interest Cover is 2.1:1 or more.

6.03	The Guarantor shall ensure that, at all times:

(a)	the Guarantor Interest Cover for each Relevant Period shall not be less than 2.0:1; and

(b)	the Guarantor’s ratio of Guarantor Consolidated Senior Total Net Debt to Aggregate RAV for each Relevant Period shall not exceed 0.80:1.

6.04
The value of the terms referred to in Article 6 shall be calculated and interpreted in accordance with IFRS (consistently applied) and, in each case, shall be expressed in GBP and shall be calculated using the financial statements of the Guarantor most recently delivered to the Bank.

6.05
The Guarantor shall procure that neither the Borrower and its Subsidiaries, nor Northern Powergrid (Yorkshire) plc and its Subsidiaries shall provide or permit to subsist any form of financial support (other than subscribing to new share capital) to a member of the Gas Sub-Group which is or becomes an Excluded Subsidiary, whether by way of guarantee, letter of credit, “keep well” agreement, shareholder loan, inter-company loan or otherwise

6.06	For the purposes of this Article 6:

"Aggregate RAV" means, at any time, the aggregate of the Northeast RAV and of Yorkshire RAV at such time.

"Consolidated EBIT" means, for each Relevant Period, the profit shown in the consolidated financial statements of the Guarantor Group for the relevant period on the line entitled "operating profit":

(i)	before taking into account any items treated as exceptional items;

(ii)	after deducting the amount of any profit of any member of the Guarantor Group which is attributable to minority interests;

(iii)	after adding dividends received from associates and joint ventures to the extent not included in operating profit;

(iv)	before taking into account any realised or unrealised exchange gains and losses including those arising on translation of currency debt;

(v)	before taking into account any gain or loss arising from an upward or downward revaluation of any asset;
in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining Guarantor Group profit before tax (and without double counting).

"Guarantor Consolidated Net Finance Charges" means, for any Relevant Period, the aggregate amount of interest paid on Guarantor Consolidated Senior Total Net Debt (net of interest received and after taking account of payments made and amounts received under any derivatives related to such Guarantor Consolidated Senior Total Net Debt) included in the consolidated cash flow statement for the Guarantor Group in respect of that Relevant Period.

"Guarantor Consolidated Senior Total Net Debt" means, at any time, the aggregate amount (without double counting) of all obligations of the Guarantor Group for or in respect of Financial Indebtedness (other than between members of the Guarantor Group) which rank at least pari passu with the Loan and with the Guarantor’s obligations hereunder but:

(i)	deducting an amount equal to A minus B, where:
A means the aggregate amount of all obligations of any Excluded Subsidiary in respect of Project Finance Borrowings; and
B means, in the case of Project Finance Borrowings of each member of the Gas Sub-Group, the Gas Sub Group Equity Subscription made in relation to such member of the Gas Sub-Group (or zero if, in relation to such member, the resulting figure would be negative), provided that the maximum amount deducted pursuant to this paragraph (i) shall not exceed an amount equal to C plus D, where:
C means the greater of: (a) GBP 100,000,000 (one hundred million pounds sterling) or its equivalent in any other currency or currencies; and (b) the amount equal to 5% of Aggregate RAV; and
D means any Project Finance Borrowings incurred in excess of the amount determined as “C” which have been approved by the Bank in writing (such approval not to be unreasonably withheld);

(ii)
deducting the aggregate amount of all obligations of any member of the Guarantor Group in respect of Financial Indebtedness to the extent that the repayment or redemption of such Financial Indebtedness is provided for by the purchase by a member of the Guarantor Group of a GIC;

(iii)	deducting the aggregate amount of freely available cash and Cash Equivalents held by any member of the Guarantor Group at such time;

(iv)
deducting the interest component of Financial Indebtedness in existence on the date of this Guarantee which interest has accrued but not as at the time when the Guarantor Consolidated Senior Total Net Debt is being calculated fallen due for payment or been paid, provided that no material change is made to the basis upon which such interest accrues after the date of this Guarantee and to the extent that such interest component does not exceed on an aggregate basis GBP 55,000,000 (fifty-five million pounds sterling) or its equivalent in any other currency or currencies; and

(v)
deducting any residual non-cash fair value purchase accounting adjustments made on the acquisition of the Yorkshire Power Group Limited in 2001, to the extent that any such residual non-cash fair value purchase accounting adjustments does not exceed the amount of GBP 44,500,000 (forty-four million five hundred thousand pounds sterling), calculated on an aggregate basis, or its equivalent in any other currency or currencies, and so that no amount shall be excluded more than once.

"Guarantor Interest Cover" means, in respect of any Relevant Period, the ratio of Guarantor Consolidated EBIT for that Relevant Period to Guarantor Consolidated Net Finance Charges for that Relevant Period.

"Guarantor Original Financial Statements" means the audited consolidated financial statements of the Guarantor Group for the financial year ended 31 December 2014.

"Guarantor Permitted Financial Indebtedness" means:

(a)	Financial Indebtedness owed by the Guarantor to the Bank;

(b)	Financial Indebtedness of any member of the Guarantor Group outstanding on 30 June 2015 and not otherwise referred to in this definition of "Guarantor Permitted Financial Indebtedness";

(c)	Financial Indebtedness of the Borrower pursuant to the Revolving Facility Agreement (as defined in the Finance Contract);

(d)	Financial Indebtedness of the Borrower pursuant to the Overdraft Agreement (as defined in the Finance Contract);

(e)	Financial Indebtedness which is subordinated to the Loan and to the Guarantor’s obligations hereunder on terms satisfactory in form and substance to the Bank;

(f)	Financial Indebtedness owed by one member of the Guarantor Group to another member of the Guarantor Group;

(g)
Financial Indebtedness of the Borrower from time to time which does not exceed an aggregate amount of GBP 10,000,000 (ten million pounds sterling) or its equivalent in any other currency or currencies;

(h)	Financial Indebtedness of Yorkshire from time to time which does not exceed an aggregate amount of GBP 10,000,000 (ten million pounds sterling) or its equivalent in any other currency or currencies;

(i)	Financial Indebtedness owed by the Borrower to the Bank; and

(j)	Financial Indebtedness owed by Yorkshire to the Bank.

"Northeast RAV" means the Borrower’s RAV, as defined in the Finance Contract.

"Yorkshire" means Northern Powergrid (Yorkshire) plc.

“Yorkshire Finance Contract” means the agreement dated on or about the date hereof and made between the Bank and Yorkshire pursuant to which the Bank agreed to establish in favour of Yorkshire a credit in an amount of GBP 130,000,000 (one hundred and thirty million pounds sterling).

"Yorkshire RAV" means Yorkshire’s RAV, as defined in the Yorkshire Finance Contract.

ARTICLE 7
Representations and Warranties

7.01	The Guarantor represents and warrants to the Bank that:

(a)	it is duly incorporated and validly existing under the laws of England and it has the power to carry on its business as it is now being conducted and to own its property and other assets;

(b)
each of its Subsidiaries is duly incorporated and validly existing under the laws of its jurisdiction of incorporation and it has the power to carry on its business as it is now being conducted and to own its property and other assets;

(c)
it has the power to execute, deliver and perform its obligations under this Guarantee and all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and performance of the same by it;

(d)	the entering into of this Guarantee is materially beneficial to it;

(e)	this Guarantee constitutes its legally valid, binding and enforceable obligations;

(f)	the execution and delivery of, the performance of its obligations under and compliance with the provisions of this Guarantee do not and will not:

(i)	contravene or conflict with any applicable law, statute, rule or regulation, or any judgement, decree or permit to which it is subject;

(ii)	contravene or conflict with any material agreement or other instrument binding upon it or its Subsidiaries;

(iii)	contravene or conflict with any provision of its constitutional documents; or

(iv)	result in the imposition of increased financial charges or requirements as to security under any other contract or instrument to which it is a party;

(g)
the choice of English law as the governing law of this Guarantee will be recognised and enforced in its jurisdiction of incorporation and any judgement obtained in England in relation to this Guarantee will be recognised and enforced in its jurisdiction of incorporation;

(h)
under the laws of its jurisdiction of incorporation it is not necessary that any stamp, registration or similar tax be paid on or in relation to this Guarantee or the transactions contemplated in this Guarantee and it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this Guarantee that this Guarantee or any other instrument be notarised, filed, recorded, registered or enrolled with any court or other authority in that jurisdiction;

(i)	it will not be required to make any deduction or withholding from any payment it may make under this Guarantee;

(j)
it is not unable to pay its debts as they fall due, including within the meaning of the Insolvency Act 1986, and the entering into of this Guarantee and the performance of its obligations hereunder do not and will not cause it to be or to be deemed to be unable to pay its debts as they fall due;

(k)
as of the date of this Guarantee, it has not taken any corporate action nor have any other steps been taken or legal proceedings been started or threatened against it for its winding-up, dissolution, administration or reorganisation or any analogous procedure or step or for the appointment of a liquidator, receiver, administrator, administrative receiver, trustee, compulsory manager or similar officer of it or of any or all of its assets or revenues;

(l)
its most recent consolidated audited accounts have been prepared on a basis consistent with previous years and in accordance with IFRS (consistently applied) and have been approved by its auditors as representing a true and fair view of the consolidated financial position and results of its operations and those of its Subsidiaries for that financial year and accurately disclose or reserve against all its and its Subsidiaries’ liabilities (actual or contingent) at the time when such financial statements were produced and no material adverse change in the business or the consolidated financial condition of the Guarantor and its Subsidiaries has occurred since the date of such accounts;

(m)	there has been no Material Adverse Change since the date of this Guarantee;

(n)	no event or circumstance which constitutes an event of default under Article 10.01 of the Finance Contract or an Acceptable Security Event has occurred and is continuing unremedied or unwaived;

(o)
no event or circumstance (other than those referred to in Article 7.01(n) above) is outstanding which constitutes a default under any agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries') assets are subject which might reasonably be expected to result in a Material Adverse Change;

(p)
no litigation, arbitration, administrative proceedings or investigation is current or pending or to the best of its knowledge is threatened before any court, arbitral body or agency which has resulted or if adversely determined is reasonably likely to result in a Material Adverse Change, nor is there subsisting against it or any of its Subsidiaries any unsatisfied judgement or award with a value in aggregate in excess of GBP 2,000,000 (two million pounds sterling) or its equivalent in any other currency or currencies;

(q)
it has obtained all necessary Authorisations in connection with this Guarantee, all such Authorisations are in full force and effect and admissible in evidence and there has been no default in the observance of the conditions or restrictions (if any) imposed in, or in connection with, any such Authorisations;

(r)
as at the date on which this representation is made or repeated, it has obtained all material Authorisations in connection with the conduct of its business, trade and ordinary activities, all such Authorisations are in full force and effect and admissible in evidence and there has been no default in the observance of the conditions or restrictions (if any) imposed in, or in connection with, any such Authorisations;

(s)	it has complied:
(i)     with all Environmental Laws; and
(ii)     in all material respects with all laws (other than Environmental Laws), to which it is subject;

(t)
it is the sole legal and beneficial owner and has good title to the assets the ownership of which is reflected in its financial statements referred to under Article 7.01(l) and no Security Interest exists over its assets or over those of its Subsidiaries save as follows:

(i)
any netting or set-off arrangement entered into by the Guarantor or any member of the Guarantor Group in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances;

(ii)	any lien arising by operation of law and in the ordinary course of trading;

(iii)	any Security over or affecting (or any Quasi-Security affecting) any asset acquired by the Guarantor or any member of the Guarantor Group after the date of this Guarantee if:

a.	the Security or Quasi-Security was not created in contemplation of the acquisition of that asset by the Guarantor or any member of the Guarantor Group;

b.	the principal amount secured has not been increased in contemplation of, or since the acquisition of that asset by the Guarantor or any member of the Guarantor Group; and

c.	the Security or Quasi-Security is removed or discharged within 3 (three) months of the date of acquisition of such asset; and

(iv)	any Security securing Project Finance Borrowings;

(u)
as of the date of this Guarantee, for the purposes of the Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings, its centre of main interest is situated in England and Wales;

(v)
its payment obligations under this Guarantee rank not less than pari passu in right of payment with all other present and future unsecured and unsubordinated obligations under any of its debt instruments except for obligations mandatorily preferred by law applying to companies generally;

(w)
any written factual information provided to the Bank by it or on its behalf was, as at the date it was provided or as at the date (if any) at which it is stated, true and accurate in all material respects;

(x)	it has not taken or accepted any Security Interest from the Borrower or, in relation to the Guaranteed Sums, from any third parties; and

(y)	it is not a “US. Person” and none of the payments made under this Guarantee could be deemed to constitute “US Source Withholdable Payments” as such terms are defined under FATCA.

7.02
The representations and warranties set out in Article 7.01 above shall survive the execution of this Guarantee and (with the exception of the representations in Articles 7.01(k) and (u)) are deemed repeated on each Scheduled Disbursement Date, on the date on which any Disbursement Request is submitted and each Payment Date, by reference to the facts and circumstances then prevailing.

7.03
The Guarantor acknowledges that it has made the representations and warranties contained in this Article 7 with the intention of inducing the Bank to enter into the Finance Contract and accepting this Guarantee as security for the Finance Contract and that the Bank has entered into the Finance Contract and has accepted this Guarantee as security for the Finance Contract on the basis of, and in full reliance on, each of such representations and warranties.

ARTICLE 8
Taxes, Charges and Expenses

8.01
The Guarantor shall bear its own costs of execution and implementation of this Guarantee and, without prejudice to the terms of Article 2, the Guarantor shall hold harmless and indemnify the Bank against all:

(a)	taxes and fiscal charges, legal costs and other expenses incurred by the Bank in the negotiation, execution, amendment, implementation or enforcement of this Guarantee; and

(b)
losses, charges and expenses to which the Bank may be subject or which it may properly incur under or in connection with the recovery from any person of sums expressed to be due under or pursuant to the Finance Contract, in each case together with interest from the date such losses, charges, costs and/or expenses were incurred to the date of payment at such rates as the Bank may reasonably determine.

Furthermore the Guarantor shall make payments hereunder without withholding or deduction on account of tax or fiscal charges, provided that, if the Guarantor is obliged by law to make any such withholding or deduction, the Guarantor shall gross up the payment to the Bank so that the net sum received by the Bank is equal to the sum demanded.

ARTICLE 9
Law and Jurisdiction

9.01	Law

This Guarantee, its formation and its validity and any non-contractual obligations arising out of or in connection with this Guarantee shall be governed by and construed in all respects in accordance with English law.

9.02	Jurisdiction

The parties hereto submit to the exclusive jurisdiction of the courts of England and all disputes concerning this Guarantee (including a dispute relating to the existence, validity or termination of this Guarantee or the consequences of its nullity or any non-contractual obligation arising out of or in connection with this Guarantee) shall be submitted to such courts.

9.03     Service of Process

The Bank appoints The Securities Management Trust Limited of 8 Lothbury, London EC2 7HH to be its agent for service of process on its behalf of any writ, notice, order, judgement or other legal process in connection with this Guarantee.

ARTICLE 10
Final Clauses

10.01	Currency Conversion

The Bank may convert any money received or realised by it under or pursuant to this Guarantee which is not in the currency in which such sums are due and payable from that currency into the currency in which such sum is due at the rate published by the European Central Bank in Frankfurt, Germany for the relevant conversion, available on or shortly before conversion at any time and from time to time as the Bank shall decide, or, if such rate is not available, at the then prevailing commercial rate of exchange, as determined by the Bank.

10.02	Invalidity

If at any time any term of this Guarantee is or becomes illegal, invalid or unenforceable in any respect, or this Guarantee is or becomes ineffective in any respect, under the laws of any jurisdiction, such illegality, invalidity, unenforceability or ineffectiveness shall not affect:

(a)	the legality, validity or enforceability in that jurisdiction of any other term of this Guarantee or the effectiveness in any other respect of this Guarantee in that jurisdiction; or

(b)	the legality, validity or enforceability in other jurisdictions of that or any other term of this Guarantee or the effectiveness of this Guarantee under the laws of such other jurisdictions.

10.03	Remedies and Waivers

No failure by the Bank to exercise, or any delay by the Bank in exercising, any right or remedy under this Guarantee shall operate as a waiver thereof nor shall any single or partial exercise of any such right or remedy prevent any further or other exercise thereof or the exercise of any other such right or remedy.

10.04	Rights Cumulative

The rights and remedies provided by this Guarantee in favour of the Bank are cumulative and not exclusive of any rights or remedies provided by law.

10.05	Notices

Notices and other communications given hereunder to the Guarantor or to the Bank shall be sent by fax (which shall be deemed to have been received when transmission has been completed), registered letter or letter with recorded delivery (which, in the case of each letter, shall be deemed to have been received on the fifth business day following the date of posting), in each case addressed to the relevant party at its address set out below or at such other address as the relevant party shall have previously notified to the other parties in writing as its new address for such purpose, provided that any notice to be served on the Bank shall be effective only when actually received by the Bank, marked for the attention of the department or officer specified by the Bank for such purpose:

FOR the Bank:	100, boulevard Konrad Adenauer
L‑2950 Luxembourg
Attn: Ops EU
Fax: + 352 4379 66488

FOR the Guarantor:	Attention: Treasury (Finance Director)
Northern Powergrid Holdings Company
Lloyds Court, 78 Grey Street,
Newcastle-upon-Tyne,
Tyne and Wear, NE1 6AF
Facsimile no.: +44 0191 223 5132

10.06    Assignments and Successors

The Bank may at any time assign all or any of its rights and benefits under this Guarantee (i) in connection with any assignment or transfer of the Bank’s rights, benefits of obligations under the Finance Contract, without the consent of the Guarantor and (ii) in all other cases, with the prior written consent of the Guarantor, such consent not to be unreasonably withheld or delayed. This Guarantee shall remain in effect despite any amalgamation or merger (however effected) relating to the Bank. References to the Bank shall be deemed to include any assignee or successor in title of the Bank and any person who, under the laws of its jurisdiction of incorporation or domicile, has assumed the rights and obligations of the Bank under this Guarantee or to which under such laws the same have been transferred.

10.07    Third Party Rights

A person who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Guarantee.

10.08    Counterparts

This Guarantee may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Guarantee by e-mail attachment or telecopy shall be an effective mode of delivery.

10.9	Changes in IFRS

If a material change in IFRS occurs which is detrimental to either party, the parties shall consult and will discuss in good faith any change that may be required to this Guarantee.

10.10	Recitals and Annexes

The Recitals form part of this Guarantee.

The following Annexes are attached hereto:

Annex I	Resolution of the Board of Directors of the Guarantor and authority of Signatory of the Guarantor

Annex II	Certificate of guarantee powers of the Guarantor

IN WITNESS WHEREOF this Guarantee has been signed on behalf of the Bank and executed as a deed by the Guarantor and is intended to be and is hereby delivered as a deed on the date first specified above. The parties hereto have caused this Guarantee to be executed in 3 (three) originals in the English language.

SIGNED by

EUROPEAN INVESTMENT BANK

By:	/s/ Anita Furstenberg
Name: Anita Furstenberg

Title: Director

By:	/s/ Joanna Kalisz
Name: Joanna Kalisz

Title: Legal Counsel

EXECUTED as a DEED by

NORTHERN POWERGRID HOLDINGS COMPANY

By:	/s/ John France
Name: John France

Title: Regulation Director

In the presence of:

By:	/s/ John Elliott
Name: John Elliott
Company Secretary
Address: Lloyds Court
78 Grey Street
Newcastle Upon Tyne
NEI 6AF